BioMed Realty Trust, Inc.
17140 Bernardo Center Drive, Suite 222
San Diego, California 92128
Phone: (858) 485-9840
Facsimile: (858) 485-9843
June 22, 2006
VIA EDGAR
Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	BioMed Realty Trust, Inc. Form 10-K for the year ended December 31, 2005 Filed March 15, 2006 File No. 1-32261
Dear Ms. van Doorn:
     BioMed Realty Trust, Inc. (“BioMed” or the “Company”) is in receipt of the Staff’s letter dated June 9, 2006 in response to our letter of June 6, 2006 regarding the above-referenced Form 10-K. We are responding to the Staff’s comments as set forth below. Our responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments and our response for each item below.
Form 10-K for the year ended December 31, 2005
14. Property Acquisitions, page 77
     1. We note your response to our comment #2. Please clarify for us how you evaluated the acquisitions during 2005 under EITF 98-3 to determine that none of the transactions constituted the purchase of a business. We note that you have included the proforma results of operations for your significant acquisitions on Forms 8-K.
     BioMed Response: During 2005, BioMed acquired the following twenty-two (22) separate properties:
•	Waples Street;

•	Bridgeview Technology Park II;

•	Graphics Drive;

•	Coolidge Avenue;

•	Fresh Pond Research Park;

•	Phoenixville Pike;

Linda van Doorn
June 22, 2006

•	Nancy Ridge Drive;

•	Dumbarton Circle;

•	Lucent Drive;

•	21 Erie Street;

•	Vassar Street;

•	Albany Street;

•	40 Erie Street;

•	Sidney Street;

•	Kendall Square A;

•	Kendall Square D;

•	Faraday Avenue;

•	Kaiser Drive;

•	1000 Uniqema Blvd.;

•	George Patterson Blvd.;

•	Eccles Avenue; and

•	Colorow Drive.
     Each acquisition consisted of the purchase of a real estate property and included the assumption of certain existing debt, tenant leases, management agreements, and other real estate contracts or obligations, as applicable in each case. None of the acquisitions included other tangible financial assets or liabilities, such as cash, accounts receivable or payable balances, nor were any of the employees of the selling parties hired by BioMed directly in connection with the acquisition.
     The specific terms and conditions of each acquisition of a real estate property were evaluated in accordance with EITF 98-3, Determining Whether a Nonmonetary Transaction Involves the Receipt of Productive Assets or of a Business (“EITF 98-3”), paragraph 6, which provides guidance to determine whether a business has been acquired in an acquisition. In accordance with the process stated in paragraph 6, BioMed evaluated each acquisition to (1) identify the elements (as defined by EITF 98-3) included in the acquisition, (2) compare the identified elements to a complete set of elements necessary for the acquired assets and activities to conduct normal operations and (3) assess whether any missing elements would result in a conclusion that the acquired assets and activities do not constitute a business.
     Upon evaluating the elements included in each real estate property acquisition as compared to the complete set of elements necessary to conduct normal operations as defined by EITF 98-3, BioMed has determined that the acquisitions did not include the following elements:
•	Operational processes (including, without limitation, procurement, billing, accounts payable, payroll and human resources); and

•	Employees.
     BioMed has determined for each real estate property acquisition that collectively these missing elements, taken as a whole, were more than minor because they could not be easily obtained and would require significant cost to obtain (EITF 98-3 notes that despite the fact that BioMed possesses all or most of the missing elements, it is not relevant to this assessment). As a result, the acquired elements were insufficient to permit the Company to conduct normal operations based on the set of acquired elements without a significant additional investment.
     As a result of this analysis, in accordance with the guidance provided in EITF 98-3, BioMed respectfully submits that each of the transactions entered into by the Company during

Linda van Doorn
June 22, 2006

2005 constituted the acquisition of a real estate property and not the purchase of a business. In addition, the Company notes that it included the pro forma results of operations for certain acquisitions on Forms 8-K in accordance with the requirements of Item 9.01 of Form 8-K and Article 11 of Regulation S-X, which require the furnishing of pro forma financial information upon the acquisition of real estate properties that are in the aggregate significant.
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     Please direct any comments or questions regarding the foregoing to the undersigned at (858) 485-9840. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ ALAN D. GOLD

Alan D. Gold
Chairman, President and Chief Executive Officer

cc:	R. Kent Griffin, BioMed Realty Trust, Inc.
Karen A. Sztraicher, BioMed Realty Trust, Inc.
Stephen A. Willey, BioMed Realty Trust, Inc.
Jonathan P. Klassen, BioMed Realty Trust, Inc.
Craig M. Garner, Latham & Watkins LLP